Exhibit 99.1

No.1000 Jinhai Road 12F Block 16 Pudong New District Shanghai, 201206 China + 8640 0600 5800 https://www.eshallgo.com

Eshallgo Inc. Announced Receipt of Notice from Nasdaq regarding Listing Rule 5550(a)(2).

Shanghai, China July 25, 2025 – Eshallgo, Inc. (NASDAQ:EHGO) ("Eshallgo" or the "Company") today announced that on July 23, 2025, the Company received a notice from the staff of the Nasdaq Listing Qualifications department (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq") stating that for the last 30 consecutive business days, the closing bid price of the Company’s class A ordinary shares was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Nasdaq notification letter has no current effect on the listing or trading of the Company’s class A ordinary shares on Nasdaq.

Pursuant to the Nasdaq Listing Rule 5810(c)(3)(A), the Company is provided with a compliance period of 180 calendar days, or until January 19, 2026, to regain compliance under the Nasdaq Listing Rules. If at any time during the 180-day compliance period, the closing bid price of the Company’s class A ordinary shares is US$1.00 per share or higher for at least ten consecutive business days, Nasdaq will provide the Company written confirmation of compliance and the matter will be closed. In the event the Company does not regain compliance by January 19, 2026, subject to the determination by the staff of Nasdaq, the Company may be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

The Nasdaq notification letters do not affect the Company’s business operations, and the Company intends to take all reasonable measures to regain compliance within the prescribed grace period.

About Eshallgo, Inc.

Eshallgo Inc. (Nasdaq: EHGO) is a leading digital-first office solution provider headquartered in Shenzhen, China. Through its integrated platform, the Company offers enterprise-grade hardware, printing services, software subscriptions, and technical support to small and medium-sized businesses across China. Leveraging data analytics and automation, Eshallgo delivers cost-efficient and scalable solutions that empower businesses to digitize and streamline their back-office operations. For more information and real-time investor updates, please visit the Company’s new investor portal at ir.eshallgo.com.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

Investor and Media Contact:

Tony Sklar

Investor Relations – Eshallgo, Inc.
ir@eshallgo.com